Exhibit 99.1

NEWS RELEASE
FOR IMMEDIATE RELEASE: August 3, 2005
RITCHIE BROS. AUCTIONEERS REPORTS ANOTHER RECORD
QUARTER AND INCREASES DIVIDEND BY 64%
VANCOUVER, BRITISH COLUMBIA — Ritchie Bros. Auctioneers Incorporated (NYSE: RBA; TSX: RBA) today announced its results for the three and six months ended June 30, 2005. The Company’s net earnings for the first six months of 2005 were $34.8 million, or $1.00 per diluted weighted average share, compared to $21.8 million, or $0.63 per diluted weighted average share, in the first half of 2004. Net earnings for the first six months of 2005 included after tax gains of $4.1 million recorded on the sale of property that was not being used in the Company’s operations. Excluding these gains, net earnings would have been $30.7 million, or $0.89 per diluted weighted average share. All dollar amounts in this release are presented in United States dollars.
Gross auction sales for the six months ended June 30, 2005 were $1.1 billion, 22% higher than the gross auction sales reported for the first half of 2004, making this the largest first half gross auction sales performance in the Company’s history. Strong sales volumes in the United States, Canada and Europe contributed to the gross auction sales growth. Auction revenues for the six months ended June 30, 2005 were $114.3 million, a 22% increase over the comparable period in 2004. Auction revenues as a percentage of gross auction sales were 10.03% this year compared to a rate of 10.05% in the first half of last year.
Ritchie Bros. sold approximately 104,000 lots for over 14,000 consignors at 78 industrial auctions attracting over 113,000 registered bidders during the first half of 2005. The Company also held 73 agricultural auctions during the period, which generated gross auction sales of approximately $52.7 million.
Gross auction sales for the quarter ended June 30, 2005 were $682.7 million, the largest quarterly gross auction sales in the Company’s history and 23% higher than the equivalent period in 2004. Auction revenues for the second quarter of 2005 were $65.7 million and the auction revenue rate was 9.62%.
Peter J. Blake, the Company’s CEO commented: “By sticking to our simple, proven strategy of using unreserved auctions to create a global marketplace for industrial assets, we have been fortunate to work with an ever-increasing number of buyers and sellers of trucks and equipment. Our auctions match local supply with global demand. The record sales and earnings results from the first half of this year reflect the fact that Ritchie Bros. is well-positioned to serve owners who want direct access to the global market when they are selling equipment.”
Bidders using the Company’s rbauctionBid-Live internet bidding service during the six months ended June 30, 2005 purchased approximately $151.8 million worth of trucks and equipment, a 45% increase over the equivalent period in 2004. The rbauctionBid-Live service continues to complement the Company’s live auctions, by increasing the size and diversity of the bidding audiences. Internet bidders now represent approximately 20% of the registered bidders at Ritchie Bros. auctions and are the buyers or runner up bidders on roughly 15% of all lots available to online bidders. There are now more than 30,000 customers from over 100 countries who are approved users of the rbauctionBid-Live system.
The Board of Directors today announced the declaration of a quarterly cash dividend of 18 cents per common share payable on September 16, 2005 to shareholders of record on August 26, 2005. This dividend represents a 64% increase over the Company’s previous quarterly dividend of 11 cents per share.

Gross auction sales represent the aggregate selling prices of all items sold by the Company during the period and are not presented in the Company’s consolidated financial statements; the comparable financial statement measure is auction revenues, consisting primarily of commissions earned on consigned equipment and net profit on the sale of equipment purchased by Ritchie Bros. and sold in the same manner as consigned equipment.
About Ritchie Bros.
Ritchie Bros. is the world’s largest auctioneer of industrial equipment, operating through over 110 locations in more than 25 countries around the world. The Company sells, through unreserved public auctions, a broad range of used and unused industrial equipment including trucks and equipment used in the construction, transportation, mining, forestry, petroleum, material handling, marine and agricultural industries. Ritchie Bros. maintains a website at www.rbauction.com.
Earnings Conference Call
Ritchie Bros. is hosting a conference call to discuss its financial results for the quarter ended June 30, 2005 at 8:00am Pacific Time (11:00am Eastern Time) on August 3, 2005. To access a live broadcast of the conference call, please go to the Ritchie Bros. website http://www.rbauction.com, click on ‘About Ritchie Bros.’ then click on ‘Investor Information’. Please go to the website at least fifteen minutes early to download and install any necessary audio software. A replay will be available on the website shortly after the call.
Forward-looking Statements
The discussion in this press release relating to future operating periods contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties, including, in particular, statements regarding anticipated results for future periods; the performance of the rbauctionBid-Live internet service; and the implementation and future success of the Company’s growth strategy. These risks and uncertainties include: the performance of the Company’s guarantee and inventory contracts; the many factors that impact on the supply of and demand for used equipment; fluctuations in the market values of used equipment; periodic and seasonal variations in operating results; actions of competitors; the success of the Company’s Internet initiatives; and other risks and uncertainties as detailed from time to time in the Company’s SEC filings. Actual results may differ materially. The Company does not undertake any obligation to update the information contained herein, which speaks only as of this date.

Consolidated Statements of Earnings
(USD thousands, except share and per share amounts)

	Six months ended	Six months ended
	June 30, 2005	June 30, 2004
	(unaudited)	(unaudited)

Gross auction sales	$1,138,971	$932,418

Auction revenues	$114,270	$93,666
Direct expenses	14,076	12,400

	100,194	81,266

Expenses:
Depreciation	6,863	6,007
General and administrative	44,457	39,837

Earnings from operations	48,874	35,422
Other income (expenses):
Interest expense	(1,341)	(1,753)
Gain on disposition of capital assets	6,502	104
Other income	237	282

Earnings before income taxes	54,272	34,055

Income taxes	19,463	12,301

Net earnings	$34,809	$21,754

Net earnings per share (1)	$1.01	$0.64
Net earnings per share — diluted (1)	$1.00	$0.63

Weighted average shares outstanding — diluted	34,640,320	34,449,643

Net earnings in accordance with GAAP	$34,809	$21,754
Less: after-tax gain on sale of excess property (1)	(4,065)	—

Adjusted net earnings	$30,744	$21,754

Adjusted net earnings per share	$0.90	$0.64
Adjusted net earnings per share — diluted	$0.89	$0.63

(1)	Net earnings for the six months ended June 30, 2005 included total gains of $6,431 ($4,065 after tax) recorded on the sale of excess property. The Company does not consider this gain to be part of the normal course of its operations.

Consolidated Statements of Earnings
(USD thousands, except share and per share amounts)

	Three months ended	Three months ended
	June 30, 2005	June 30, 2004
	(unaudited)	(unaudited)

Gross auction sales	$682,711	$553,776

Auction revenues	$65,692	$55,996
Direct expenses	8,592	7,853

	57,100	48,143

Expenses:
Depreciation	3,464	3,045
General and administrative	21,901	20,420

Earnings from operations	31,735	24,678
Other income (expenses):
Interest expense	(662)	(793)
Gain on disposition of capital assets	1,054	56
Other income	39	219

Earnings before income taxes	32,166	24,160

Income taxes	11,032	8,996

Net earnings	$21,134	$15,164

Net earnings per share (1)	$0.62	$0.44
Net earnings per share — diluted (1)	$0.61	$0.44

Weighted average shares outstanding — diluted	34,688,210	34,493,257

Net earnings in accordance with GAAP	$21,134	$15,164
Less: after-tax gain on sale of excess property (1)	(769)	—

Adjusted net earnings	$20,365	$15,164

Adjusted net earnings per share	$0.59	$0.44
Adjusted net earnings per share — diluted	$0.59	$0.44

(1)	Net earnings for the quarter ended June 30, 2005 included a $938 gain ($769 after tax) recorded on the sale of excess property. The Company does not consider this gain to be part of the normal course of its operations.
Selected Balance Sheet Data
(USD thousands)

	June 30, 2005	December 31, 2004
	(unaudited)

Current assets	$327,738	$171,302
Current liabilities	276,262	134,431

Working capital (including cash)	51,476	36,871

Total assets	600,737	442,409
Long-term debt	4,552	10,792
Total shareholders’ equity	313,478	289,264
Selected Operating Data
(unaudited)

	Six months ended	Six months ended
	June 30, 2005	June 30, 2004
	(unaudited)	(unaudited)

Auction revenues as percentage of gross auction sales	10.03%	10.05%
Number of consignors — industrial auctions	14,359	12,354
Number of bidders — industrial auctions	113,686	105,050
Number of buyers — industrial auctions	33,087	30,232
Number of permanent auction sites	23	22
Number of regional auction units	7	7

For further information, please contact:
Jeremy Black
Senior Manager — Finance
Phone:	604 273 7564
Fax:	604 273 2405
Email:	ir@rbauction.com